UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2023

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated March 30, 2023

Item 1

Grupo Aval Acciones y Valores S.A. (the “Company”) in compliance with paragraph 5.5. of article 5.2.4.3.1 of the Decree 2555 of 2010, informs that the ordinary meeting of shareholders was held on March 30, 2023, with the quorum necessary to decide and deliberate. The following decisions were adopted at the meeting:

1.	Approved the agenda of the meeting.

2.	Approved the designation of Patricia Salgado Vergara and Fabiola Rodríguez Bejarano as delegates for the approval of the minute.

3.	Approved the Report of the Board of Directors and of the President of the Company.

4.	Approved the Company’s financial statements and its notes for the period ended on December 31, 2022.

5.	Approved the following distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2022
GENERAL MEETING OF SHAREHOLDERS
Information reported in Colombian Pesos

Net Income	2,541,179,242,599.03

With tax benefit	969,208,729,608.58
Without tax benefit	1,571,970,512,990.45

Plus:
Occasional reserve release at the disposal of the General Meeting of Shareholders			5,705,421,450,464.53
Year 2016 and previous years		1,868,680,585,710.79
With tax benefit	-
Without tax benefit	1,868,680,585,710.79
Year 2017 and following		10,948,506,093,976.70
With tax benefit	5,680,883,001,214.88
Without tax benefit	5,267,623,092,761.84

Spin-off in favor of the Shareholders of Grupo Aval		(6,644,277,525,941.12)

To be taken from income without benefit from years 2016	(6,644,277,525,941.12)
to 2020 and part of 2021.

Effect for applying IFRS NIIF		(431,200,409,601.80)

NIIF9, NIIF 15 and NIIF 16, between years 2018 and 2019 according to Decree 2131 of 2016 and Decree 2170 of 2017.
To be taken from profit balance without benefit of 2021.	(431,200,409,601.80)

Effect of applying Decree 2617 of 2022:
To be taken from income without benefit from 2016 and		(36,287,293,680.06)
prior years.

Adjustment in deferred tax due to change in income tax rate	(36,287,293,680.06)

Total Income available at the disposal of the General		8,246,600,693,063.56
Meeting of Shareholders:

To distribute a cash profit of $3.60 per share per month during the months of April 2023 to March 2024, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.		1,025,718,152,572.80

The dividends will be taken from the profits of years 2017 and following, subject to be distributed with benefit for the shareholders.	1,025,718,152,572.80

Note: Dividends will be paid within the first ten (10) days of each month according with applicable regulation. In accordance with article 2.23.1.1.4 of the Decree 2555 of 2010 (modified by Decree 4766 of 2011), and the Regulation of the Bolsa de Valores de Colombia, the profits corresponding to the month of April 2023, will be paid from the fourth trading day following the date on which the General Assembly of Shareholders approves the distribution of profits, that is, as of April 5; in this month the profit payment will be made until April 14.

Occasional reserve at the disposal of the General Meeting of Shareholders		7,220,882,540,490.76

Total with tax benefit:	5,624,373,578,250.73

Year 2022	969,208,729,608.58
Year 2021	1,640,360,938,555.18
Year 2020	1,524,244,600,639.30
Year 2019	1,490,559,309,447.67

Total without tax benefit:	1,596,508,962,240.02

Year 2022	1,571,970,512,990.45
Year 2021	24,538,449,249.57

TOTAL	8,246,600,693,063.56

Notes:

1.     The profits that are distributed from the profits of 2017 and following years, are subject to withholding tax at the source of dividends, in accordance with articles 242, 242-1 and 245 of the E.T. (Colombian Tax Law)

2.     Pursuant to article 242-1 of E.T. and in accordance with Regulatory Decree 1457/2020, the withholding at the source of dividends will be transferred to all shareholders according to their participation, as a lower value to pay.

6.	Elected the following individuals as members of the Board of Directors for the period beginning on April 1, 2023, and ending on March 31, 2024:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.

2023-2024

PRINCIPAL	ALTERNATE

Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Carlos Eduardo Upegui Cuartas
María Lorena Gutiérrez Botero	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Fabio Castellanos Ordóñez (*)	Luis Fernando López Roca (*)
Miguel Largacha Martínez	César Prado Villegas
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent Members

7.	Re-elected KPMG as Statutory Auditor of the Company. KPMG will appoint the individuals that will act as principal and alternate Statutory Auditor of the Company, on behalf of such firm.

8.	In addition to the aforementioned decisions, the Company informs that the following will be the ex-dividend dates applicable to the following dates:

Ex dividend April 2023 - March 2024 (*)
Month	Initial ex dividend date	Final ex dividend date
April 2023	31.03.2023	05.04.2023
May 2023	25.04.2023	02.05.2023
June 2023	26.05.2023	01.06.2023
July 2023	27.06.2023	04.07.2023
August 2023	26.07.2023	01.08.2023
September 2023	28.08.2023	01.09.2023
October 2023	26.09.2023	02.10.2023
November 2023	26.10.2023	01.11.2023
December 2023	27.11.2023	01.12.2023
January 2024	26.12.2023	02.01.2024
February 2024	26.01.2024	01.02.2024
March 2024	26.02.2024	01.03.2024

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

9.	Dismissed a proposal of an amendment of article 21 of the Bylaws of the Company, presented by a shareholder during the ordinary meeting.

All processes and authorizations necessary to carry out the Ordinary meeting of Shareholders were completed satisfactorily.

The ordinary meeting of Shareholders has the authority to decide and deliberate the matters proposed in the agenda.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel